Baytex Energy Corp.
Q3 2012 MD&A    Page 1

Exhibit 99.2
BAYTEX ENERGY CORP.
Management’s Discussion and Analysis
For the three months and nine months ended September 30, 2012 and 2011
Dated November 12, 2012

The following is management’s discussion and analysis (“MD&A”) of the operating and financial results of Baytex Energy Corp. for the three months and nine months ended September 30, 2012. This information is provided as of November 12, 2012. In this MD&A, references to “Baytex”, the “Company”, “we”, “us” and “our” and similar terms refer to Baytex Energy Corp. and its subsidiaries on a consolidated basis, except where the context requires otherwise. The third quarter results have been compared with the corresponding period in 2011. This MD&A should be read in conjunction with the Company’s condensed interim unaudited consolidated financial statements (“consolidated financial statements”) for the three months and nine months ended September 30, 2012 and 2011, its audited consolidated comparative financial statements for the years ended December 31, 2011 and 2010, together with accompanying notes, and its Revised Annual Information Form for the year ended December 31, 2011. These documents and additional information about Baytex are accessible on the SEDAR website at www.sedar.com. All amounts are in Canadian dollars, unless otherwise stated, and all tabular amounts are in thousands of Canadian dollars, except for percentages and per common share amounts as otherwise noted.

In this MD&A, barrel of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil, which represents an energy equivalency conversion method applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

This MD&A contains forward-looking information and statements. We refer you to the end of the MD&A for our advisory on forward-looking information and statements.

NON-GAAP FINANCIAL MEASURES

In this MD&A, we refer to certain financial measures (such as funds from operations, payout ratio, total monetary debt and operating netback) which do not have any standardized meaning prescribed by generally accepted accounting principles in Canada ("GAAP"). While funds from operations, payout ratio and operating netback are commonly used in the oil and natural gas industry, our determination of these measures may not be comparable with calculations of similar measures for other issuers.

Funds from Operations

We define funds from operations as cash flow from operating activities adjusted for financing costs, changes in non-cash operating working capital and other operating items. We believe that this measure assists in providing a more complete understanding of certain aspects of our results of operations and financial performance, including our ability to generate the cash flow necessary to fund future dividends to shareholders and capital investments. However, funds from operations should not be construed as an alternative to traditional performance measures determined in accordance with GAAP, such as cash flow from operating activities and net income. For a reconciliation of funds from operations to cash flow from operating activities, see "Funds from Operations, Payout Ratio and Dividends".

Payout Ratio

We define payout ratio as cash dividends (net of participation in our dividend reinvestment plan) divided by funds from operations. We believe that this measure assists in providing a more complete understanding of certain aspects of our results of operations and financial performance, including our ability to generate the cash flow necessary to fund future dividends to shareholders and capital investments.

Total Monetary Debt

We define total monetary debt as the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as deferred income tax assets or liabilities and unrealized gains or losses on financial derivatives)), the principal amount of long-term debt and long-term bank loan. We believe that this measure assists in providing a more complete understanding of our cash liabilities.

Operating Netback

We define operating netback as product revenue less royalties, production and operating expenses and transportation expenses divided by barrels of oil equivalent sales volume for the applicable period. We believe that this measure assists in characterizing our ability to generate cash margin on a unit of production basis.

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Baytex Energy Corp.
Q3 2012 MD&A    Page 2

RESULTS OF OPERATIONS

Production

	Three Months Ended September 30			Nine Months Ended September 30
Daily Production	2012	2011	Change	2012	2011	Change
Light oil and NGL (bbl/d)	7,047	7,170	(2)%	7,233	6,612	9%
Heavy oil (bbl/d)(1)	40,580	37,280	9%	39,176	34,324	14%
Natural gas (mmcf/d)	40.5	49.0	(17)%	43.3	49.3	(12)%
Total production (boe/d)	54,381	52,625	3%	53,633	49,147	9%

Production Mix
Light oil and NGL	13%	14%	—	14%	13%	—
Heavy oil	75%	71%	—	73%	70%	—
Natural gas	12%	15%	—	13%	17%	—

(1)
Heavy oil sales volumes may differ from reported production volumes due to changes to Baytex's heavy oil inventory. For the three months ended September 30, 2012, heavy oil sales volumes were 149 bbl/d lower than production volumes (three months ended September 30, 2011 – 369 bbl/d lower). For the nine months ended September 30, 2012, heavy oil sales volumes were 49 bbl/d lower than production volumes (nine months ended September 30, 2011 – 89 bbl/d higher).

Production for the three months ended September 30, 2012 averaged 54,381 boe/d, compared to 52,625 boe/d for the same period in 2011. Light oil and natural gas liquids (“NGL”) production decreased by 2% to 7,047 bbl/d in the third quarter of 2012 from 7,170 bbl/d in the third quarter of 2011 primarily due to the production impact of our U.S. asset sale in the second quarter of 2012. Heavy oil production for the third quarter of 2012 increased by 9% to 40,580 bbl/d from 37,280 bbl/d a year ago primarily due to development activities. Natural gas production decreased by 17% to 40.5 mmcf/d for the third quarter of 2012, as compared to 49.0 mmcf/d for the same period in 2011 primarily due to natural declines as we focused our capital spending on our oil projects.

Production for the nine months ended September 30, 2012 averaged 53,633 boe/d, compared to 49,147 boe/d for the same period in 2011. Light oil and NGL production increased by 9% to 7,233 bbl/d from 6,612 bbl/d due to development activities in the U.S. and Canada, and production interruptions in 2011 from wet weather in North Dakota, as well as forest fires, and pipeline curtailments in Alberta. Light oil and NGL production increases were reduced by the U.S. asset sale in the second quarter of 2012. Heavy oil production for the nine months ended September 30, 2012 increased by 14% to 39,176 bbl/d from 34,324 bbl/d a year ago primarily due to development activities. Natural gas production decreased by 12% to 43.3 mmcf/d for the first nine months of 2012, as compared to 49.3 mmcf/d for the same period in 2011 primarily due to natural declines as we focused our capital spending on our oil projects.

Commodity Prices

Crude Oil

For the first nine months of 2012, the prompt price of WTI fluctuated between a low of US$77.69/bbl and a high of US$109.77/bbl, with an average price of US$96.20/bbl. Prevalent drivers to oil price during this period were: a bullish macroeconomic environment, escalating tension over Iran's nuclear program early in the period followed by renewed concerns of a global slowdown (particularly Europe and China), and weaker oil fundamentals as Saudi Arabia increased sustained production to over 10 million barrels per day, which contributed to oil prices being under US$80.00/bbl for a short period. From mid-summer, oil prices rallied on a combination of expected U.S. federal reserve monetary easing, together with increasing geopolitical tensions over both Iran and Syria. For the three months ending September 30, 2012, the prompt WTI oil price averaged US$92.22/bbl, while ranging from a low of US$83.75/bbl at the start of the quarter and a high of US$99.00/bbl shortly after the U.S. federal reserve's announcement of a third round of quantitative easing.

The discount for Canadian heavy oil, as measured by the Western Canadian Select (“WCS”) price differential to WTI, averaged 23% in the nine months ended September 30, 2012, as compared to 20% for the first nine months of 2011. During the third quarter of 2012 and 2011, the WCS heavy oil differential averaged 24% and 20%, respectively. As the third quarter progressed, the monthly WCS differential improved due to higher U.S. refining runs as well as increasing rail shipments of Canadian heavy oil.

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Q3 2012 MD&A    Page 3

Natural Gas

For the nine months ended September 30, 2012, the average AECO natural gas price was $2.18/mcf, as compared to $3.75/mcf in the same period of 2011. The decrease in the natural gas price was due to higher U.S. natural gas production and a relatively mild 2012 winter season in major natural gas consumption areas, which brought U.S. and western Canada natural gas storage levels to record highs. For the three months ended September 30, 2012, AECO natural gas price was $2.19/mcf, as compared to $3.72/mcf in the same period of 2011, and $1.84/mcf in the second quarter of 2012. The increase in the natural gas price versus the second quarter of 2012 was the result of a combination of warm weather in U.S. markets, increased use of gas by U.S. power producers and a decline in U.S. drilling for natural gas.

	Three Months Ended September 30			Nine Months Ended September 30
	2012	2011	Change	2012	2011	Change
Benchmark Averages
WTI oil (US$/bbl)(1)	$92.22	$89.76	3%	$96.20	$95.48	1%
WCS heavy oil (US$/bbl)(2)	$70.50	$72.14	(2)%	$74.20	$76.10	(2)%
Heavy oil differential (3)	24%	20%		23%	20%
CAD/USD average exchange rate	0.9953	0.9785	2%	1.0023	0.9774	3%
Edmonton par oil ($/bbl)	$84.79	$92.45	(8)%	$87.29	$94.85	(8)%
AECO natural gas price ($/mcf)(4)	$2.19	$3.72	(41)%	$2.18	$3.75	(42)%

Baytex Average Sales Prices
Light oil and NGL ($/bbl)	$70.34	$80.48	(13)%	$74.80	$81.53	(8)%
Heavy oil ($/bbl)(5)	$59.45	$59.12	1%	$60.06	$62.53	(4)%
Physical forward sales contracts gain (loss) ($/bbl)	0.66	0.80		1.06	1.01
Heavy oil, net ($/bbl)	$60.11	$59.92	—%	$61.12	$63.54	(4)%
Total oil and NGL, net ($/bbl)	$61.63	$63.26	(3)%	$63.25	$66.45	(5)%
Natural gas ($/mcf)(6)	$2.34	$3.89	(40)%	$2.26	$3.95	(43)%
Physical forward sales contracts gain ($/mcf)	—	0.31		—	0.30
Natural gas, net ($/mcf)	$2.34	$4.20	(44)%	$2.26	$4.25	(47)%

Summary
Weighted average ($/boe)(6)	$55.13	$56.32	(2)%	$55.66	$58.45	(5)%
Physical forward sales contracts gain (loss) ($/boe)	0.57	0.99		0.90	1.16
Weighted average, net ($/boe)	$55.70	$57.31	(3)%	$56.56	$59.61	(5)%

(1)	WTI refers to the arithmetic average based on NYMEX prompt month WTI.

(2)	WCS refers to the average posting price for the benchmark WCS heavy oil.

(3)	Heavy oil differential refers to the WCS discount to WTI.

(4)	AECO refers to the AECO arithmetic average monthly index price published by the Canadian Gas Price Reporter.

(5)	Baytex’s realized heavy oil prices are calculated based on sales volumes, net of blending costs.

(6)
Baytex's risk management strategy employs both oil and natural gas financial and physical forward contracts (fixed price forward sales and collars) and heavy oil differential physical delivery contracts (fixed price and percentage of WTI). The above pricing information in the table excludes the impact of financial derivatives.

During the third quarter of 2012, Baytex’s average sales price for light oil and NGL was $70.34/bbl, down 13% from $80.48/bbl in the third quarter of 2011. Baytex’s realized heavy oil price during the third quarter of 2012, prior to physical forward sales contracts, was $59.45/bbl, or 85% of WCS. This compares to a realized heavy oil price in the third quarter of 2011, prior to physical forward sales contracts, of $59.12/bbl, or 84% of WCS. The discount to WCS largely reflects the cost of blending Baytex’s heavy oil with diluent to meet pipeline specifications. Net of physical forward sales contracts, Baytex’s realized heavy oil price during the third quarter of 2012 was $60.11/bbl, slightly up from $59.92/bbl in the third quarter of 2011. Baytex’s realized natural gas price for the three months ended September 30, 2012 was $2.34/mcf with no applicable physical forward sales contracts (three months ended September 30, 2011 - $3.89/mcf prior to physical forward sales contracts and $4.20/mcf inclusive of physical forward sales contracts).

In the first nine months of 2012, Baytex’s average sales price for light oil and NGL was $74.80/bbl, down 8% from $81.53/bbl in the first nine months of 2011. Baytex’s realized heavy oil price during the first nine months of 2012, prior to physical forward sales contracts,

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Baytex Energy Corp.
Q3 2012 MD&A    Page 4

was $60.06/bbl or 85% of WCS. This compares to a realized heavy oil price in the first nine months of 2011, prior to physical forward sales contracts, of $62.53/bbl, or 84% of WCS. The discount to WCS largely reflects the cost of blending Baytex’s heavy oil with diluent to meet pipeline specifications. Net of physical forward sales contracts, Baytex’s realized heavy oil price during the first nine months of 2012 was $61.12/bbl, down 4% from $63.54/bbl in the first nine months of 2011. Baytex’s realized natural gas price for the nine months ended September 30, 2012 was $2.26/mcf with no applicable physical forward sales contracts (nine months ended September 30, 2011 - $3.95/mcf prior to physical forward sales contracts and $4.25/mcf inclusive of physical forward sales contracts).

Gross Revenues

	Three Months Ended September 30			Nine Months Ended September 30
($ thousands except for %)	2012	2011	Change	2012	2011	Change
Oil revenue
Light oil and NGL	$45,594	$53,808	(15)%	$148,244	$147,899	—%
Heavy oil	223,599	203,486	10%	655,235	595,838	10%
Total oil revenue	269,193	257,294	5%	803,479	743,737	8%
Natural gas revenue	8,708	18,962	(54)%	26,869	57,155	(53)%
Total oil and natural gas revenue	277,901	276,256	1%	830,348	800,892	4%
Heavy oil blending diluent revenue	21,885	37,531	(42)%	97,041	140,109	(31)%
Total petroleum and natural gas revenues	$299,786	$313,787	(4)%	$927,389	$941,001	(1)%

Petroleum and natural gas revenues decreased 4% to $299.8 million for the three months ended September 30, 2012 from $313.8 million for the same period in 2011. Lower light oil and natural gas prices were offset by higher sales volumes and slightly higher heavy oil prices as compared to the three months ended September 30, 2011. Heavy oil blending diluent revenues were down 42% for the three months ended September 30, 2012 from the same period last year because of the increased volumes transported by railways. Unlike transportation through oil pipelines, transportation of bitumen by rail does not require condensate blending.

For the nine months ended September 30, 2012, petroleum and natural gas revenues totaled $927.4 million, down 1% from $941.0 million for the same period in 2011. Lower realized petroleum and natural gas prices during the nine months ended September 30, 2012 were offset by higher sales volumes as compared to the nine months ended September 30, 2011. Heavy oil blending diluent revenues were down 31% for the nine months ended September 30, 2012 from the same period last year because of the increased volumes transported by railways. Unlike transportation through oil pipelines, transportation of bitumen by rail does not require condensate blending.

Royalties

	Three Months Ended September 30			Nine Months Ended September 30
($ thousands except for % and per boe)	2012	2011	Change	2012	2011	Change
Royalties	$47,758	$50,656	(6)%	$146,772	$150,617	(3)%
Royalty rates:
Light oil, NGL and natural gas	18.6%	20.8%		18.5%	18.9%
Heavy oil	16.9%	17.6%		17.5%	18.8%
Average royalty rates(1)	17.2%	18.4%		17.7%	18.8%
Royalty expenses per boe	$9.57	$10.54	(9)%	$10.00	$11.22	(11)%

(1)	Average royalty rate excludes sales of heavy oil blending diluents and the effects of financial derivatives.

Total royalties for the third quarter of 2012 decreased to $47.8 million from $50.7 million in the third quarter of 2011. Total royalties for the third quarter of 2012 were 17.2% of petroleum and natural gas revenue (excluding sales of heavy oil blending diluent), as compared to 18.4% for the same period in 2011. Total royalties for the nine months ended September 30, 2012 decreased to $146.8 million from $150.6 million in the nine months ended September 30, 2011. Total royalties for the first nine months of 2012 were 17.7% of petroleum and natural gas revenue (excluding sales of heavy oil blending diluent), as compared to 18.8% for the same period in 2011.

Royalty rates for light oil, NGL and natural gas for the third quarter decreased from 20.8% in the three months ended September 30, 2011 to 18.6% in the three months ended September 30, 2012. Royalty rates for heavy oil in the third quarter decreased from 17.6% in the three months ended September 30, 2011 to 16.9% in 2012. The overall royalty rate decrease resulted from a higher number of wells qualifying under the lower royalty incentive rate for new wells in Alberta. In addition, our steam-assisted gravity drainage project at Kerrobert, Saskatchewan also had a favourable royalty adjustment resulting from an audit of prior year qualifying expenditures.

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Royalty rates for light oil, NGL and natural gas for the nine months ended September 30 decreased from 18.9% in 2011 to 18.5% in 2012. Royalty rates for heavy oil for the nine months ended September 30 decreased from 18.8% in 2011 to 17.5% in 2012. The year-to-date royalty decreases were primarily due to the same factors as discussed above for the third quarter.

Financial Derivatives

	Three Months Ended September 30			Nine Months Ended September 30
($ thousands)	2012	2011	Change	2012	2011	Change
Realized gain (loss) on financial derivatives(1)
Crude oil	$6,945	$3,114	$3,831	$6,080	$(14,355)	$20,435
Natural gas	1,642	102	1,540	4,630	59	4,571
Foreign currency	1,676	2,907	(1,231)	4,474	13,701	(9,227)
Interest rate	(1,690)	104	(1,794)	(3,271)	32	(3,303)
Total	$8,573	$6,227	$2,346	$11,913	$(563)	$12,476

Unrealized gain (loss) on financial derivatives(2)
Crude oil	$(12,405)	$58,710	$(71,115)	$31,986	$62,303	$(30,317)
Natural gas	(1,861)	2,287	(4,148)	(3,469)	3,792	(7,261)
Foreign currency	5,813	(23,372)	29,185	6,232	(26,069)	32,301
Interest rate	1,314	(6,609)	7,923	1,294	(5,878)	7,172
Total	$(7,139)	$31,016	$(38,155)	$36,043	$34,148	$1,895

Total gain (loss) on financial derivatives
Crude oil	$(5,460)	$61,824	$(67,284)	$38,066	$47,948	$(9,882)
Natural gas	(219)	2,389	(2,608)	1,161	3,851	(2,690)
Foreign currency	7,489	(20,465)	27,954	10,706	(12,368)	23,074
Interest rate	(376)	(6,505)	6,129	(1,977)	(5,846)	3,869
Total	$1,434	$37,243	$(35,809)	$47,956	$33,585	$14,371

(1)	Realized gain (loss) on financial derivatives represents actual cash settlement or receipts for the financial derivatives.

(2)	Unrealized gain (loss) on financial derivatives represents the change in fair value of the financial derivatives during the period.

The realized gain of $8.6 million for the three months ended September 30, 2012 on derivative contracts relates to favorable contracts entered into in early 2012 when crude oil prices were high, a strengthening Canadian dollar against the U.S. dollar and lower natural gas prices. The unrealized mark-to-market loss of $7.1 million for the three months ended September 30, 2012 relates to higher commodity prices at September 30, 2012, as compared to June 30, 2012, partially offset by a strengthening Canadian dollar against the U.S. dollar.

The realized gain of $11.9 million for the nine months ended September 30, 2012 relates to lower commodity prices and favorable foreign currency contracts, partially offset by losses on interest rate contracts. The unrealized mark-to-market gain of $36.0 million for the nine months ended September 30, 2012 relates to lower crude oil prices and a strengthening Canadian dollar against the U.S. dollar at September 30, 2012, as compared to December 31, 2011.

A summary of the risk management contracts in place as at September 30, 2012 and the accounting treatment of the Company’s financial instruments are disclosed in note 15 to the consolidated financial statements.

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Production and Operating Expenses

	Three Months Ended September 30			Nine Months Ended September 30
($ thousands except for % and per boe)	2012	2011	Change	2012	2011	Change
Production and operating expenses	$57,093	$55,936	2%	$172,347	$153,601	12%
Production and operating expenses per boe:
Heavy oil	$10.68	$11.08	(4)%	$10.78	$11.14	(3)%
Light oil, NGL and natural gas	$13.67	$12.98	5%	$14.32	$12.14	18%
Total	$11.44	$11.64	(2)%	$11.74	$11.44	3%

Production and operating expenses for the three months ended September 30, 2012 increased to $57.1 million from $55.9 million due to increased production volumes attributable to the development of existing assets in Canada and the U.S. The increased production volume also resulted in lower production and operating expenses of $11.44/boe for the three months ended September 30, 2012, as compared to $11.64/boe for the same period in 2011. The decrease of 4% per boe for heavy oil was partially offset by the 5% increase per boe for light oil, NGL and natural gas, resulting in a 2% net decrease per boe of production and operating expenses.

Production and operating expenses for the nine months ended September 30, 2012 increased to $172.3 million from $153.6 million due to increased production volumes attributable to the development of existing assets in Canada and the U.S. and from the Reno and Brewster acquisitions completed in February and August 2011, respectively. Production and operating expenses were $11.74/boe for the nine months ended September 30, 2012, as compared to $11.44/boe for the same period in 2011. Total production and operating expenses increased by 3% primarily due to higher production and increased labour costs.

Transportation and Blending Expenses

	Three Months Ended September 30			Nine Months Ended September 30
($ thousands except for % and per boe)	2012	2011	Change	2012	2011	Change
Blending expenses	$21,885	$37,531	(42)%	$97,041	$140,109	(31)%
Transportation expenses	22,541	16,528	36%	56,912	45,628	25%
Total transportation and blending expenses	$44,426	$54,059	(18)%	$153,953	$185,737	(17)%
Transportation expenses per boe(1):
Heavy oil	$5.88	$4.51	30%	$5.08	$4.52	12%
Light oil, NGL and natural gas	$0.52	$0.85	(39)%	$0.61	$0.81	(25)%
Total	$4.52	$3.44	31%	$3.88	$3.40	14%

(1)	Transportation expenses per boe are before the purchase of blending diluent.

Transportation and blending expenses for the third quarter of 2012 were $44.4 million, as compared to $54.1 million for the third quarter of 2011. Transportation and blending expenses for the first nine months of 2012 were $154.0 million, as compared to $185.7 million for the first nine months of 2011.

The heavy oil produced by Baytex requires blending to reduce its viscosity in order to meet pipeline specifications. In most cases, Baytex purchases condensate from industry producers as the blending diluent facilitates the marketing of its heavy oil. In the third quarter of 2012, blending expenses were $21.9 million for the purchase of 3,080 bbl/d of condensate at $77.23/bbl, as compared to $37.5 million for the purchase of 4,287 bbl/d at $95.16/bbl for the same period last year. In the nine months ended September 30, 2012, blending expenses were $97.0 million for the purchase of 3,407 bbl/d of condensate at $103.94/bbl, as compared to $140.1 million for the purchase of 5,116 bbl/d at $100.32/bbl for the same period last year. This decrease in blending for both the three and nine month periods ending September 30, 2012 is due to rail transportation of heavy oil, which does not require diluent blending, as compared to no rail deliveries in the prior periods. The cost of blending diluent is effectively recovered in the sale price of a blended product.

Transportation expenses were $4.52/boe for the three months ended September 30, 2012, as compared to $3.44/boe for the same period of 2011. Transportation expenses were $3.88/boe for the nine months ended September 30, 2012, as compared to $3.40/ boe for the same period of 2011. The increase in transportation expenses per barrel of heavy oil for the three and nine months ended September 30, 2012 is primarily driven by a larger portion of our heavy oil production coming from our Seal and Reno areas which utilize long-haul trucking to ship a portion of production volumes.

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Operating Netback

	Three Months Ended September 30			Nine Months Ended September 30
($ per boe except for % and volume)	2012	2011	Change	2012	2011	Change
Sales volume (boe/d)	54,233	52,256	4%	53,584	49,171	9%
Operating netback(1):
Sales price(2)	$55.70	$57.31	(3)%	$56.56	$59.61	(5)%
Less:
Royalties	9.57	10.54	(9)%	10.00	11.22	(11)%
Operating expenses	11.44	11.64	(2)%	11.74	11.44	3%
Transportation expenses	4.52	3.44	31%	3.88	3.40	14%
Operating netback before financial derivatives	$30.17	$31.69	(5)%	$30.94	$33.55	(8)%
Financial derivatives gain (loss)(3)	1.72	1.30	32%	0.81	(0.04)	2,125%
Operating netback after financial derivatives gain (loss)	$31.89	$32.99	(3)%	$31.75	$33.51	(5)%

(1)	Operating netback table includes revenues and costs associated with sulphur production.

(2)	Sales price is shown net of blending costs and gains (losses) on physical delivery contracts.

(3)	Financial derivatives reflect realized gains (losses) only.

Evaluation and Exploration Expense

Evaluation and exploration expense for the three months ended September 30, 2012 decreased to $2.6 million from $3.3 million for the same period in 2011 due to a decrease in the expiration of undeveloped land leases. Evaluation and exploration expense for the nine months ended September 30, 2012 decreased to $9.5 million from $10.1 million for the same period in 2011.

Depletion and Depreciation

Depletion and depreciation for the three months ended September 30, 2012 increased to $71.6 million from $63.4 million for the same period in 2011. On a sales-unit basis, the provision for the current quarter was $14.36/boe, as compared to $12.56/boe for the same quarter in 2011. The increase relates primarily to an increase in estimates of future development costs resulting in a higher depletable base.

Depletion and depreciation for the nine months ended September 30, 2012 increased to $214.5 million from $176.5 million for the same period in 2011. On a sales-unit basis, the provision for the first nine months of 2012 was $14.61/boe, as compared to $13.15/boe for the same period in 2011. The increase relates primarily to an increase in estimates of future development costs resulting in a higher depletable base.

General and Administrative Expenses

	Three Months Ended September 30			Nine Months Ended September 30
($ thousands except for % and per boe)	2012	2011	Change	2012	2011	Change
General and administrative expenses	$9,914	$9,604	3%	$32,239	$29,423	10%
General and administrative expenses per boe	$1.99	$2.00	(1)%	$2.20	$2.19	—%

General and administrative expenses for the third quarter of 2012 increased to $9.9 million from $9.6 million for the same period in 2011 due to higher salary costs and higher office rent. On a per boe basis, general and administrative expenses decreased slightly from $2.00 in the third quarter of 2011 to $1.99 in the third quarter of 2012.

General and administrative expenses for the nine months ended September 30, 2012 increased to $32.2 million from $29.4 million for the same period in 2011 due to higher salary costs and higher office rent. On a per boe basis, general and administrative expenses increased slightly from $2.19 in the first nine months of 2011 to $2.20 in the first nine months of 2012.

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Share-based Compensation Expense

On January 1, 2011, Baytex adopted a full-value award plan (the “Share Award Incentive Plan”) pursuant to which restricted awards and performance awards may be granted to directors, officers and employees of the Company and its subsidiaries. Concurrent with the adoption of the Share Award Incentive Plan, Baytex ceased making grants under the Common Share Rights Incentive Plan (the “Share Rights Plan").

Compensation expense related to the Share Rights Plan decreased to $1.0 million in the third quarter of 2012 (three months ended September 30, 2011 - $3.9 million) while compensation expense related to the Share Award Incentive Plan increased to $8.8 million for the three months ended September 30, 2012 (three months ended September 30, 2011 - $5.9 million). Overall compensation expense remained constant quarter over quarter.

Compensation expense related to the Share Rights Plan decreased to $2.2 million in the nine months ended September 30, 2012 (nine months ended September 30, 2011 - $13.7 million) while compensation expense related to the Share Award Incentive Plan increased to $26.8 million for the nine months ended September 30, 2012 (nine months ended September 30, 2011 - $11.5 million). The overall increase in compensation expense of $3.8 million is mainly due to the conversion of restricted awards and performance awards held by a departed executive during the second quarter of 2012.

Compensation expense associated with the Share Rights Plan and the Share Award Incentive Plan is recognized in income over the vesting period of the share rights or share awards with a corresponding increase in contributed surplus. The issuance of common shares upon the exercise of share rights or conversion of share awards is recorded as an increase in shareholders’ capital with a corresponding reduction in contributed surplus.

Financing Costs

	Three Months Ended September 30			Nine Months Ended September 30
($ thousands except for %)	2012	2011	Change	2012	2011	Change
Bank loan and other	$2,488	$2,583	(4)%	$8,172	$9,389	(13)%
Long-term debt	8,700	6,088	43%	20,981	16,793	25%
Accretion on asset retirement obligations	1,663	1,558	7%	4,942	4,558	8%
Debt financing costs	11	154	(93)%	860	2,998	(71)%
Financing costs	$12,862	$10,383	24%	$34,955	$33,738	4%

Financing costs for the three months ended September 30, 2012 increased to $12.9 million, as compared to $10.4 million in the third quarter of 2011. The increase was primarily attributable to interest on the $300 million principal amount of 6.625% Series C senior unsecured debentures issued on July 19, 2012, offset by lower interest on the $150 million principal amount of 9.15% Series A senior unsecured debentures issued that were redeemed on August 26, 2012 and lower interest on bank loan due to lower bank borrowings outstanding.

Financing costs for the nine months ended September 30, 2012 increased to $35.0 million, as compared to $33.7 million in the first nine months of 2011. The increase was primarily attributable to interest on the $300 million principal amount of 6.625% Series C senior unsecured debentures issued on July 19, 2012, and higher interest in 2012 from the US$150 million principal amount of 6.75% Series B senior unsecured debentures issued on February 17, 2011. These increases were partially offset by lower interest on the $150 million principal amount of 9.15% Series A senior unsecured debentures issued that were redeemed on August 26, 2012, lower credit facility amendment fees and lower interest on bank loan due to lower bank borrowings outstanding.

Foreign Exchange

	Three Months Ended September 30			Nine Months Ended September 30
($ thousands except for % and exchange rates)	2012	2011	Change	2012	2011	Change
Unrealized foreign exchange (gain) loss	$(5,346)	$24,257	(122)%	$(3,234)	$14,655	(122)%
Realized foreign exchange gain	(902)	(4,418)	(80)%	(1,002)	(2,752)	(64)%
Total (gain) loss	$(6,248)	$19,839	(131)%	$(4,236)	$11,903	(136)%
CAD/USD exchange rates:
At beginning of period	1.0191	0.9643		1.0170	0.9946
At end of period	0.9837	1.0389		0.9837	1.0389

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The third quarter of 2012 unrealized gain of $5.3 million, as compared to a loss of $24.3 million for the third quarter of 2011, was mainly due to the translation of the US$150 million Series B senior unsecured debentures as the Canadian dollar strengthened against the U.S. dollar at September 30, 2012 (as compared to June 30, 2012) and weakened at September 30, 2011 (as compared to June 30, 2011). The current quarter realized gains were mainly due to the settlement of the US$180 million portion of the bank loan at a stronger CAD/USD exchange rate on settlement date as compared to December 31, 2011, partially offset by losses on day-to-day U.S. dollar denominated transactions.

The unrealized gain in the first nine months of 2012 of $3.2 million, as compared to a loss of $14.7 million for the first nine months of 2011, was mainly due to the translation of the US$150 million Series B senior unsecured debentures as the Canadian dollar strengthened against the U.S. dollar at September 30, 2012 (as compared to December 31, 2011) and weakened at September 30, 2011 (as compared to December 31, 2010). The year to date realized gains were due to the settlement of the US$180 million portion of the bank loan at a stronger CAD/USD exchange rate on settlement date as compared to December 31, 2011, partially offset by losses on day-to-day U.S. dollar denominated transactions.

Income Taxes

For the nine months ended September 30, 2012, total income tax expense was $122.8 million (nine months ended September 30, 2011 - $39.7 million) of which $13.6 million related to current income taxes (nine months ended September 30, 2011 - $nil) and $109.2 million related to deferred income taxes (nine months ended September 30, 2011 - $39.7 million). Current income tax expense relates primarily to the disposition of non-operated assets in North Dakota during the second quarter of 2012. The gain on disposition is, to the extent possible, sheltered from current taxes by available U.S. tax deductions. The unsheltered portion of the gain results in a $13.6 million current tax expense payable to U.S. federal and state tax authorities.

Net Income

Net income for the three months ended September 30, 2012 was $26.8 million, as compared to $51.8 million for the same period in 2011. The decrease in net income was due to a decrease in gain on financial derivative contracts, charge on redemption of long-term debt and higher depletion and depreciation.

Net income for the nine months ended September 30, 2012 was $227.0 million, as compared to $159.7 million for the same period in 2011. The increase in net income was primarily the result of a $172.8 million gain on disposition of U.S. properties and increase in gain on financial derivative contracts, offset by charge on redemption of long-term debt, higher income tax expense and higher depletion and depreciation.

Other Comprehensive Income

Revenues and expenses of foreign operations are translated to Canadian dollars using average foreign currency exchange rates for the period. Monetary assets and liabilities that form part of the net investment in the foreign operation are translated at the period-end foreign currency exchange rate. Gains or losses resulting from the translation are included in accumulated other comprehensive income (loss) in shareholders’ equity and are recognized in net income when there has been a disposal or partial disposal of the foreign operation.

The $16.4 million balance of accumulated other comprehensive loss at September 30, 2012 is the sum of a $3.5 million foreign currency translation loss incurred as at December 31, 2011 and a $12.9 million foreign currency translation loss related to the nine months ended September 30, 2012.

FUNDS FROM OPERATIONS, PAYOUT RATIO AND DIVIDENDS

Funds from operations and payout ratio are non-GAAP measures. Funds from operations represents cash flow from operating activities adjusted for financing costs, changes in non-cash operating working capital and other operating items. Payout ratio is calculated as cash dividends (net of participation in the Dividend Reinvestment Plan (“DRIP”)) divided by funds from operations. Baytex considers these to be key measures of performance as they demonstrate its ability to generate the cash flow necessary to fund dividends and capital investments.

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The following table reconciles cash flow from operating activities (a GAAP measure) to funds from operations (a non-GAAP measure):

	Three Months Ended			Nine Months Ended
($ thousands except for %)	September 30, 2012	June 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Cash flow from operating activities	$142,368	$122,701	$148,678	$416,430	$414,777
Change in non-cash working capital	6,497	11,594	1,758	16,210	1,553
Asset retirement expenditures	1,205	377	3,064	2,353	4,942
Financing costs	(12,862)	(11,794)	(10,383)	(34,955)	(33,738)
Accretion on asset retirement obligations	1,663	1,652	1,558	4,942	4,558
Accretion on debentures and long term debt	173	162	150	492	418
Funds from operations	$139,044	$124,692	$144,825	$405,472	$392,510
Cash dividends declared	$79,622	$78,908	$69,916	$236,895	$208,135
Reinvested dividends	26,982	26,965	19,646	76,753	53,100
Cash dividends declared (net of DRIP)	$52,640	$51,943	$50,270	$160,142	$155,035
Payout ratio	57%	63%	48%	58%	53%
Payout ratio (net of DRIP)	38%	42%	35%	39%	39%

Baytex does not deduct capital expenditures when calculating the payout ratio. Due to the depleting nature of petroleum and natural gas assets, certain levels of capital expenditures are required to minimize production declines. In the petroleum and natural gas industry, due to the nature of reserve reporting, natural production declines and the risks involved in capital investment, it is not possible to distinguish between capital spent on maintaining productive capacity and capital spent on growth opportunities. Should the costs to explore for, develop or acquire petroleum and natural gas assets increase significantly, it is possible that Baytex would be required to reduce or eliminate its dividends in order to fund capital expenditures. There can be no certainty that Baytex will be able to maintain current production levels in future periods. Cash dividends declared, net of DRIP participation, of $52.6 million for the third quarter of 2012 were funded through funds from operations of $139.0 million. Cash dividends declared, net of DRIP participation, of $160.1 million for the nine months ended September 30, 2012 were funded through funds from operations of $405.5 million.

LIQUIDITY AND CAPITAL RESOURCES

We regularly review our liquidity sources as well as our exposure to counterparties and have concluded that our capital resources are sufficient to meet our on-going short, medium and long-term commitments. Specifically, we believe that our internally generated funds from operations, augmented by our hedging program and existing credit facilities, will provide sufficient liquidity to sustain our operations in the short, medium and long-term. Further, we believe that our counterparties currently have the financial capacities to honor outstanding obligations to us in the normal course of business. We periodically review the financial capacity of our counterparties and, in certain circumstances, we will seek enhanced credit protection from a counterparty.

($ thousands)	September 30, 2012	December 31, 2011
Bank loan	$181,785	$311,960
Long-term debt(1)	447,555	302,550
Working capital (surplus) deficiency	(149,329)	36,071
Total monetary debt	$480,011	$650,581

(1)	Principal amount of instruments.

At September 30, 2012, total monetary debt was $480.0 million, as compared to $650.6 million at December 31, 2011. Bank borrowings at September 30, 2012 were $181.8 million, as compared to total credit facilities of $700 million.

Our wholly-owned subsidiary, Baytex Energy Ltd. ("Baytex Energy"), has established a $40 million extendible operating loan facility with a chartered bank and a $660 million extendible syndicated loan facility with a syndicate of chartered banks, each of which constitute a revolving credit facility that is extendible annually for a 1, 2 or 3 year period (subject to a maximum three-year term at any time). On June 12, 2012, the maturity date of the credit facilities was extended by one year to June 14, 2015. The Credit Facilities contain standard commercial covenants for facilities of this nature. Baytex Energy is in compliance with all such covenants. The credit facilities do not require any mandatory principal payments during the three-year term. Advances (including letters of credit) under the credit facilities can be drawn in either Canadian or U.S. funds and bear interest at the agent bank's prime lending rate, bankers' acceptance discount rates or London Interbank Offer Rates, plus applicable margins. The credit facilities are secured by a floating charge over all of Baytex Energy's assets and are guaranteed by us and certain of our material subsidiaries. The credit facilities do not include a

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term-out feature or a borrowing base restriction. In the event that Baytex Energy does not comply with the covenants under the credit facilities, our ability to pay dividends to shareholders may be restricted. A copy of the amended and restated credit agreement (and related amendments) which establishes the credit facilities and related amendments are accessible on the SEDAR website at www.sedar.com (filed under the category "Material Document" on July 22, 2011 and July 10, 2012).

The weighted average interest rate on the bank loan for nine months ended September 30, 2012 was 3.29% (3.69% for year ended December 31, 2011 and 3.45% for the nine months ended September 30, 2011).

On February 17, 2011, we issued US$150 million principal amount of Series B senior unsecured debentures bearing interest at 6.75% payable semi-annually with principal repayable on February 17, 2021. Net proceeds of this issue were used to repay a portion of the amount drawn in Canadian currency on Baytex Energy’s credit facilities. These debentures are unsecured and are subordinate to Baytex Energy’s credit facilities.

On July 19, 2012, we issued $300 million principal amount of Series C senior unsecured debentures bearing interest at 6.625% payable semi-annually with principal repayable on July 19, 2022. Net proceeds of this issue were used to repay a portion of the amount drawn in Canadian currency on Baytex Energy’s credit facilities. These debentures are unsecured and are subordinate to Baytex Energy’s credit facilities.

On August 26, 2012, we redeemed our 9.15% Series A senior unsecured debentures due August 26, 2016 ($150 million principal amount) at 104.575% of the principal amount. The payment of the redemption price was funded by drawing upon Baytex Energy's credit facilities.

Pursuant to various agreements with our lenders, we are restricted from paying dividends to shareholders where the dividend would or could have a material adverse effect on us or our subsidiaries' ability to fulfill our respective obligations under our senior unsecured debentures and Baytex Energy’s credit facilities.

Baytex believes that funds from operations, together with the existing credit facilities, will be sufficient to finance current operations, dividends to the shareholders and planned capital expenditures for the ensuing year. The timing of most of the capital expenditures is discretionary and there are no material long-term capital expenditure commitments. The level of dividend is also discretionary, and the Company has the ability to modify dividend levels should funds from operations be negatively impacted by factors such as reductions in commodity prices or production volumes.

Capital Expenditures

Capital expenditures are summarized as follows:

	Three Months Ended September 30		Nine Months Ended September 30
($ thousands)	2012	2011	2012	2011
Land	$3,813	$(463)	$10,600	$4,088
Seismic	795	211	2,337	379
Drilling and completion	81,534	67,042	246,125	203,981
Equipment	26,935	33,632	92,821	87,404
Other	49	(54)	56	(17)
Total exploration and development	$113,126	$100,368	$351,939	$295,835
Acquisitions - Corporate	—	22	—	118,693
Acquisitions - Properties	958	28,502	13,467	65,835
Proceeds from divestitures	1,202	—	(316,200)	—
Total acquisitions and divestitures	2,160	28,524	(302,733)	184,528
Total oil and natural gas expenditures	115,286	128,892	49,206	480,363
Other plant and equipment, net	2,454	591	9,121	1,416
Total capital expenditures	$117,740	$129,483	$58,327	$481,779

On May 22, 2012, Baytex Energy USA Ltd. ("Baytex USA"), an indirect, wholly-owned subsidiary, disposed of its non-operated interests in North Dakota, which consisted of $119.4 million of oil and gas properties and $21.6 million of exploration and evaluation assets, for net cash proceeds of $313.8 million. Gains totaling $172.8 million were recognized in the statements of income and comprehensive income.

The net cash proceeds from the disposition were deposited into an escrow account in accordance with Section 1031 of the United States Internal Revenue Code, which provides the ability to defer in whole or in part the payment of federal income taxes on a gain on disposition in the event that the sale proceeds are redeployed into a replacement property which is identified within 45 days of

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closing of the disposition and ultimately acquired within 180 days of the closing of the disposition. As at September 30, 2012  US$199.5 million was held in the escrow account. In the event that a replacement property is not acquired by November 18, 2012, the remaining escrowed funds will be returned to Baytex USA.

Shareholders’ Capital

Baytex is authorized to issue an unlimited number of common shares and 10,000,000 preferred shares. Baytex establishes the rights and terms of preferred shares upon issuance. As at November 7, 2012, the Company had 121,221,595 common shares and no preferred shares issued and outstanding.

Contractual Obligations

Baytex has a number of financial obligations that are incurred in the ordinary course of business. These obligations are of a recurring nature and impact the Company’s funds from operations on an ongoing manner. A significant portion of these obligations will be funded with funds from operations. These obligations as of September 30, 2012, and the expected timing of funding of these obligations, are noted in the table below.

($ thousands)	Total	Less than 1 year	1-3 years	3-5 years	Beyond 5 years
Trade and other payables	$219,246	$219,246	$—	$—	$—
Dividends payable to shareholders	26,612	26,612	—	—	—
Bank loan(1)	181,785	—	181,785	—	—
Long-term debt(2)	447,555	—	—	—	447,555
Operating leases	47,003	5,873	12,564	12,334	16,232
Processing agreements	67,265	1,399	8,917	10,762	46,187
Transportation agreements	66,063	1,791	10,987	16,655	36,630
Total	$1,055,529	$254,921	$214,253	$39,751	$546,604

(1)
The bank loan is a covenant-based revolving loan that is extendible annually for a one, two or three year period (subject to a maximum three-year term at any time). Unless extended, the revolving period will end on June 14, 2015 with all amounts to be re-paid on such date.

(2)	Principal amount of instruments.

Baytex also has ongoing obligations related to the abandonment and reclamation of well sites and facilities which have reached the end of their economic lives. Programs to abandon and reclaim them are undertaken regularly in accordance with applicable legislative requirements.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Baytex is exposed to a number of financial risks, including market risk, liquidity risk and credit risk. Market risk is the risk that the fair value of future cash flows will fluctuate due to movements in market prices, and is comprised of foreign currency risk, interest rate risk and commodity price risk. Market risk is managed by Baytex through a series of derivative contracts intended to manage the volatility of its operating cash flow. Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. Baytex manages its liquidity risk through cash and debt management. Credit risk is the risk that a counterparty to a financial asset will default resulting in the Company incurring a loss. Baytex manages credit risk by entering into sales contracts with creditworthy entities and reviewing its exposure to individual entities on a regular basis.

A summary of the risk management contracts in place as at September 30, 2012 and the accounting treatment of the Company’s financial instruments are disclosed in note 15 to the consolidated financial statements.

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QUARTERLY FINANCIAL INFORMATION

	2012			2011				2010
($ thousands, except per common share or trust unit amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Gross revenues	299,786	284,248	343,355	367,813	313,787	336,899	290,315	263,497
Net income	26,773	157,280	42,958	57,780	51,839	106,863	950	21,356
Per common share or trust unit - basic	0.22	1.32	0.36	0.49	0.45	0.92	0.01	0.19
Per common share or trust unit - diluted	0.22	1.30	0.36	0.48	0.44	0.90	0.01	0.18

FORWARD-LOOKING STATEMENTS

In the interest of providing our shareholders and potential investors with information regarding Baytex, including management's assessment of the Company’s future plans and operations, certain statements in this document are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this document speak only as of the date of this document and are expressly qualified by this cautionary statement.
Specifically, this document contains forward-looking statements relating to:  crude oil and natural gas prices and the price differentials between light, medium and heavy oil prices; our business strategies, plans and objectives; our ability to fund our capital expenditures and dividends on our common shares from funds from operations; the sufficiency of our capital resources to meet our on-going short, medium and long-term commitments; the financial capacity of counterparties to honor outstanding obligations to us in the normal course of business; funding sources for our cash dividends and capital program; the timing of funding our financial obligations; and the existence, operation and strategy of our risk management program. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future. Cash dividends on our common shares are paid at the discretion of our Board of Directors and can fluctuate. In establishing the level of cash dividends, the Board of Directors considers all factors that it deems relevant, including, without limitation, the outlook for commodity prices, our operational execution, the amount of funds from operations and capital expenditures and our prevailing financial circumstances at the time.
These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the receipt, in a timely manner, of regulatory and other required approvals; the availability and cost of labour and other industry services; the amount of future cash dividends that we intend to pay; interest and foreign exchange rates; and the continuance of existing and, in certain circumstances, proposed tax and royalty regimes. The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.
Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: fluctuations in market prices for petroleum and natural gas; fluctuations in foreign exchange or interest rates; general economic, market and business conditions; stock market volatility and market valuations; changes in income tax laws; industry capacity; geological, technical, drilling and processing problems and other difficulties in producing petroleum and natural gas reserves; uncertainties associated with estimating petroleum and natural gas reserves; liabilities inherent in oil and natural gas operations; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; risks associated with oil and natural gas operations; changes in royalty rates and incentive programs relating to the oil and natural gas industry; changes in environmental and other regulations; incorrect assessments of the value of acquisitions; failure to obtain the necessary regulatory and other approvals on the planned timelines and other factors, many of which are beyond the control of Baytex. These risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2011, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.
There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

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